FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 16, 2003

(Date of report)

NATIONAL PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Ohio	1-11905	61-1303983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1231 Durrett Lane, Louisville, Kentucky	40213
(Address of principal executive offices)	(Zip Code)

(502) 315-2000

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

Item 7.   Financial Statements, Pro forma Financial Information and Exhibits

      (a)   FINANCIAL STATEMENT OF BUSINESS ACQUIRED: None
      (b)   PRO FORMA FINANCIAL INFORMATION: None
      (c)   EXHIBITS:
               99.1 News Release, dated April 16, 2003

Item 9.   Regulation FD Disclosure

On April 16, 2003, the Registrant issued a News Release reporting earnings for the quarter ended March 31, 2003.

Reference is made to the News Release, dated April 16, 2003, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PROCESSING, INC.
(Registrant)
By: /s/ Carlton E. Langer

Name: Carlton E. Langer
Title: Secretary

Dated: April 16, 2003